Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

The Board of Directors
Jones Lang LaSalle Income Property Trust, Inc.:

We consent to the use of our report dated March 10, 2020, with respect to the consolidated balance sheets of Jones Lang LaSalle Income Property Trust, Inc. and subsidiaries as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive income, equity, and cash flows for each of the years in the three‑year period ended December 31, 2019, and the related notes and financial statement schedule III (collectively, the consolidated financial statements) included in Supplement No. 8 to the prospectus relating to this registration statement and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP
Chicago, Illinois
March 10, 2020